Mail Stop 3720

May 11, 2007

Via U.S. Mail and Fax
Alfonso de Borbon
Chief Financial Officer
Teleconnect Inc.
Centro Comercial Camojan Corner
1(a) plta Camino de Camojan
Urb. Sierra Blanca 29603 Marbella – Malaga

      RE: **Teleconnect Inc.**
               Form 10-KSB for the fiscal year ended September 30, 2006
               Filed December 27, 2006
               File No. 000-30611

Dear Mr. de Borbon:

We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ending September 30, 2006
Consolidated Statements of Cash Flows, page F-5

1. Separately present the provision for bad debts as an adjustment to reconcile net income (loss). See footnote 17, paragraph 115 of SFAS 95. Also, consider separately presenting this provision on your statements of operations under Rule 5-03(b)(5) of Regulation S-X.

2. In regards to your payment on tax agency obligations, tell us how you determined that these payments are appropriately classified as cash flows from financing activities and not as operating activities in accordance with paragraph 23(c) of SFAS 95.

Note 3 – Deferred Revenues, page F-8

3. Please disclose and provide us a facts specific and detailed revenue recognition policy regarding your prepaid calling cards, in particular a description how you concluded that collection was reasonably assured.

Note 3 – Concentration of Credit, page F-9

4. We note that you extend credit to retailers on the sale of prepaid calling cards. In order to clarify the disclosure, please disclose and explain to us the principal terms of such credit agreements, including any guarantees, and the percentage of sales covered by such credit extensions.

5. In light of the materiality of the allowance on receivables please provide a description of the process used to establish the allowance, an explanation of how estimates were derived and applied, and an analysis of changes in the allowance.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3815 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director